Exhibit (a)(5)(i)

CONTACT:
Investors: Peggy Reilly Tharp	Media: George Csolak
314-628-7491	314-628-7266
peggy.tharp@savvis.net	george.csolak@savvis.net
Savvis Commences Tender Offer for its
3% Convertible Senior Notes Due 2012
ST. LOUIS, July 1, 2010 — Savvis, Inc. (NASDAQ: SVVS), a global leader in cloud infrastructure and hosted IT solutions for enterprises, today announced that it has commenced a tender offer for all of its outstanding 3% Convertible Senior Notes due May 2012. The principal amount outstanding on the notes is $345 million.
The tender offer will expire at midnight EDT on July 29, 2010, unless extended or terminated by Savvis. Holders of notes who validly tender their notes on or prior to the expiration date, and do not validly withdraw, will receive $990 for each $1,000 principal amount of convertible notes purchased in the tender offer, plus accrued and unpaid interest to, but not including, the settlement date. Notes that have been tendered may be withdrawn at any time on or prior to the expiration date.
Savvis expects to fund the purchase of notes tendered in the tender offer, refinance certain of its existing indebtedness, and pay the related fees and expenses from borrowings under new senior secured credit facilities, which Savvis expects to complete prior to the end of the tender offer period.
Full details of the terms and conditions of the tender offer are included in Savvis’ offer to purchase and tender offer statement, which are being sent to holders of notes and filed on Schedule TO with the U.S. Securities and Exchange Commission. Holders are encouraged to read these documents, as they contain important information regarding the tender offer.
Savvis has retained BofA Merrill Lynch; Morgan Stanley & Company Incorporated; Credit Suisse Securities (USA) LLC; and SunTrust Robinson Humphrey, Incorporated to act as the dealer managers for the tender offer. Global Bondholder Services Corporation is the information agent and depositary for the tender offer. Questions regarding the tender offer should be directed to the dealer managers listed in the offer to purchase. Requests for the offer to purchase and other documents relating to the tender offer may be directed to Global Bondholder Services Corporation, at 212-430-3774 (for banks and brokers only) or 1-866-470-3900 (U.S. toll free).
None of Savvis, any member of its board of directors, any dealer manager, the information agent, the depositary or the trustee is making any recommendation to holders of notes as to whether to tender or refrain from tendering their notes pursuant to the tender offer. Holders of notes must decide whether they will tender pursuant to the offer and, if so, how many notes they will tender.

This release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell the notes. The tender offer is only being made pursuant to the tender offer documents, including the Offer to Purchase and the related Letter of Transmittal. The tender offer is not being made to holders of notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.
About Savvis
Savvis, Inc. (NASDAQ: SVVS) is a global leader in cloud infrastructure and hosted IT solutions for enterprises. More than 2,500 unique clients, including 30 of the top 100 companies in the Fortune 500, use Savvis to reduce capital expense, improve service levels and harness the latest advances in cloud computing. For more information, please visit savvis.net.
CAUTIONARY STATEMENT ON FORWARD LOOKING STATEMENTS
This news release contains or incorporates by reference documents containing certain statements that are, or may be deemed to be, “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from those expressed in, or implied by, our forward-looking statements. Words such as “expects,” “anticipates,” “believes,” “estimates” and other similar expressions or future or conditional verbs such as “will,” “should,” “would” and “could” are intended to identify such forward-looking statements. Readers should not rely solely on the forward-looking statements and should consider all uncertainties and risks. The statements are representative only as of the date they are made, and we undertake no obligation to update any forward-looking statement. All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in our forward-looking statements. We face risks that are inherent in the businesses and the market places in which we operate. While management believes these forward-looking statements are accurate and reasonable, uncertainties, risks and factors, including those described below, could cause actual results to differ materially from those reflected in the forward-looking statements
Factors that may cause actual outcome and results to differ materially from those expressed in, or implied by, these forward looking statements include, but are not necessarily limited to, the following: (i) generally adverse economic and industry conditions, including a decline in demand for our products; (ii) the ability to maintain sufficient liquidity to realize current operating plans; (iii) the effect of receiving a going concern statement in our auditor’s report on our fiscal year 2009 audited financial statements; (iv) reevaluation of the fair value of our reporting segments and potential write downs of long-lived assets resulting from adverse economic conditions; (v) the cost and availability of raw materials; (vi) changes in our competitive environment; (vii) economic, political, or regulatory changes in the countries in which we operate; (viii) the ability to successfully integrate the operations of acquired businesses; (ix) the ability to attract, train and retain effective employees and management; (x) the ability to develop innovative products to maintain customer relationships; (xi) the impact of environmental issues, laws and regulations that apply to our business, including those related to environmental matters; (xii) our ability to finance and achieve the expected benefits of our manufacturing relocation plan or other restructuring plans; (xiii) volatility of financial and credit markets which would affect our access to capital; (xiv) increased difficulty or expense in accessing capital because of the delisting of our common stock from the Nasdaq Global Select Market; (xv) exposure to foreign exchange gains and losses; (xvi) need to reduce costs to offset downward price trends; and (xvii) potential limitation on use of net operating losses to offset possible future taxable income.
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